[Chapman and Cutler LLP Letterhead]

March 11, 2021

VIA E-MAIL AND EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

On November 6, 2020 and November 13, 2020, Innovator ETFs Trust (the “Trust”) filed registration statements on Form N-1A relating to its new series of defined outcome exchange-traded funds with accelerated returns (the “Accelerated Return ETFs”).

The below chart provides a summary description of the original filing information for the Accelerated Return ETFs and changes to each of the Fund’s names, based upon comments received from the Staff:

Filing Dates/Current BXT Date	Original Filed Fund Name	Fund Name Proposed on February 4, 2021	Proposed Final Fund Name
Originally filed on 11/6/2020 BXT until 3/12/21	Innovator Double US Large Cap Enhanced ETFTM - [Month]	Innovator S&P 500 Double Accelerated Return ETFTM - [Month]	Innovator U.S. Equity Accelerated ETFTM - April
Originally filed on 11/6/2020 BXT until 3/12/21	Innovator Double US Large Cap 9 Buffer Enhanced ETFTM - [Month]	Innovator S&P 500 9 Buffer Double Accelerated Return ETFTM - [Month]	Innovator U.S. Equity Accelerated 9 Buffer ETFTM - April
Originally filed on 11/6/2020 BXT until 3/12/21	Innovator Triple US Large Cap Enhanced ETFTM - [Month]	Innovator S&P 500 Triple Accelerated Return ETFTM - [Month]	Innovator U.S. Equity [Ultra /Max/Alpha] Accelerated ETFTM - April
Originally filed on 11/13/2020 BXT until 3/12/21	Innovator Double US Large Cap Enhanced ETFTM – February	Innovator S&P 500 Double Accelerated Return ETFTM – Quarterly	Innovator U.S. Equity Accelerated ETFTM - Quarterly
Originally filed on 11/13/2020 2nd 485A filed on 1/29/21	Innovator Double US Large Cap 9 Buffer Enhanced ETFTM – February	Innovator Growth-100 Double Accelerated Return ETFTM – Quarterly	Innovator Growth-100 Accelerated ETFTM - Quarterly
Originally filed on 11/13/2020 2nd 485A filed on 1/29/21	Innovator Triple US Large Cap Enhanced ETFTM – February	Innovator Growth-100 Triple Accelerated Return ETFTM – April	Innovator Growth-100 [Ultra /Max/Alpha] Accelerated ETFTM - April

We appreciate the Staff’s continued attention to these filings. Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren